Exhibit 99.1

30 June 2022

Tremor International Ltd
(“Tremor” or the “Company”)

Posting of Annual Report and Accounts

Tremor International Ltd (AIM/NASDAQ: TRMR), a global leader in Video, Data, and Connected TV ("CTV") advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, confirms that its Annual Report and Accounts for the year ended 31 December 2021 have been posted to shareholders and are now available on the Company’s website at www.tremorinternational.com.

The Company’s Notice of Annual General Meeting will be posted in due course.

For further information or enquiries please contact:

Tremor International Ltd Billy Eckert, Senior Director Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) Adam Holdsworth	aholdsworth@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/